UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market December | 2023

Azul Announces US$200 Million Credit Facility
to Finance Engine Maintenance

São Paulo, December 26th, 2023 – Azul S.A., “Azul” or the “Company”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, announces that its subsidiaries Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Investments LLP have received approval to access a new US$ 200 million secured credit facility. The facility will be used to finance engine maintenance of ALAB’s Embraer and Airbus fleet, performed by GE Celma Ltda. (a subsidiary of GE Aerospace). The Brazilian Guarantees Agency – ABGF (Agência Brasileira Gestora de Fundos Garantidores e Garantias) was the rapporteur. The Export Financing and Guarantee Committee – COFIG (Comitê de Financiamento e Garantia das Exportações) approved the transaction under the conditions presented by ABGF.

“We believe that this new credit facility will enable us to optimize our liquidity position and streamline our fleet engine maintenance process, further enhancing our partnership with GE Aerospace.” says Alex Malfitani, Azul´s CFO and Investor Relations Officer.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes as of September 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 26, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer